                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        LA JOLLA PHARMACEUTICAL COMPANY
                        -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  503 459 109
                                  -----------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                 MARCH 14, 1997
                                 --------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                              Page 1 of 4 Pages

CUSIP No. 503 459 109
---------------------
------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     BB Biotech AG
     Biotech Target, S.A.
------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) [ ]
     of a Group  (See Instructions)                    (b) [X]
------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                  WC
------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings          [ ]
     is Required Pursuant to Item 2(d) or 2(e)
------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     BB Biotech AG    -- Switzerland
     Biotech Target, S.A. -- Panama
------------------------------------------------------------------
Number of Shares                 (7)  Sole Voting Power
Beneficially Owned                    0 by BB Biotech AG
by Each Reporting                ---------------------------------
Person With                      (8)  Shared Voting Power
                                      3,071,000
                                 ---------------------------------
                                 (9)  Sole Dispositive Power
                                      0 by BB  Biotech AG
                                 ---------------------------------
                                 (10) Shared Dispositive Power
                                      3,071,000
                                 ---------------------------------

------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                     3,071,000 shares (See Item 5)

------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         [ ]
     Excludes Certain Shares  (See Instructions)

------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  17.7%
------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

     BB Biotech AG    -- HC, CO
     Biotech Target, S.A. -- CO
------------------------------------------------------------------





                              Page 2 of 4 Pages

         BB Biotech AG ("BB Biotech"), a Swiss corporation, and Biotech Target, S.A., a Panamanian corporation ("Biotech Target") hereby amend their Schedule 13D as originally filed on October 26, 1995.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a), (b) and (c) of the Schedule 13D are amended to read as follows:

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 3,071,000 shares of La Jolla Common Stock held directly by Biotech Target as of July 21, 1997, which represents approximately 17.7% of the outstanding shares of La Jolla Common Stock. No shares of La Jolla Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of La Jolla Common Stock.

         (b) The number of shares of La Jolla Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of La Jolla Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 3,071,000 shares of La Jolla Common Stock held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of La Jolla Common Stock held by Biotech Target.

        (c) A summary of transactions in shares of La Jolla Common Stock effected by Biotech Target during the sixty days prior to the date of the event requiring the filing of this report, and all subsequent transactions therein through and including July 21, 1997, is attached hereto as Exhibit A and such information is incorporated herein by reference.





                              Page 3 of 4 Pages

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BB BIOTECH AG

Date: July 21, 1997                        By:/s/ Hans-Joerg Graf*
                                              --------------------
                                           Name: Hans-Joerg Graf


Date: July 21, 1997                        By:/s/ Dr. Victor Bischoff*
                                              ------------------------
                                           Name: Dr. Victor Bischoff


                                           BIOTECH TARGET, S.A.


Date: July 21, 1997                        By:/s/ Dr. Andreas Bremer
                                              ----------------------
                                           Name: Dr. Andreas Bremer


Date: July 21, 1997                        By:/s/ Dr. Anders Hove
                                              -------------------
                                           Name: Dr. Anders Hove

-------------

* See power of attorney, attached as an exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which exhibit is incorporated by reference herein.





                              Page 4 of 4 Pages

                                                                       Exhibit A

        Exhibit A is hereby amended to add the following summary of transactions in La Jolla Common Stock effected by Biotech Target during the sixty days prior to the date of the event requiring the filing of this report, and all subsequent transactions therein through and including July 21, 1997.



-----------------------------------------------------------------------------------------------------------------------------
   DATE                TYPE OF TRANSACTION AND          PURCHASE PRICE         BENEFICIALLY OWNED     PERCENT OF OUTSTANDING
                           NUMBER OF SHARES           OF SHARES PER SHARE            SHARES                    OWNED
-----------------------------------------------------------------------------------------------------------------------------
 3/14/97             Purchase of 315,000 shares              4.93                  2,615,000                   15.13
-----------------------------------------------------------------------------------------------------------------------------
 3/21/97             Purchase of 100,000 shares              5.00                  2,715,000                   15.7
-----------------------------------------------------------------------------------------------------------------------------
 3/25/97             Purchase of 75,000 shares               5.00                  2,790,000                   16.1
-----------------------------------------------------------------------------------------------------------------------------
 3/25/97             Purchase of 50,000 shares               4.88                  2,840,000                   16.4
-----------------------------------------------------------------------------------------------------------------------------
 3/26/97             Purchase of 91,000 shares               5.00                  2,931,000                   16.9
-----------------------------------------------------------------------------------------------------------------------------
 3/31/97             Purchase of 20,000 shares               4.97                  2,951,000                   17.0
-----------------------------------------------------------------------------------------------------------------------------
 4/1/97              Purchase of 10,000 shares               5.03                  2,961,000                   17.1
-----------------------------------------------------------------------------------------------------------------------------
 4/2/97              Purchase of 20,000 shares               5.03                  2,981,000                   17.2
-----------------------------------------------------------------------------------------------------------------------------
 4/4/97              Purchase of 10,000 shares               5.03                  2,991,000                   17.3
-----------------------------------------------------------------------------------------------------------------------------
 4/7/97              Purchase of 80,000 shares               5.09                  3,071,000                   17.7
-----------------------------------------------------------------------------------------------------------------------------